Exhibit 99.1

MY Announces Change of Board of Directors

ZHONGSHAN, China, October 10, 2014 /PRNewswire/ — China Ming Yang Wind Power Group Limited (“Ming Yang” or “the Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced the appointment of Mr. Jinfa Wang as a member of the board of directors. He will succeed Mr. Xueyong Zhao who has served on the board of directors since April 2013. Mr. Xueyong Zhao has resigned as a member of the Company’s board of directors for personal reasons. Mr. Zhao has also at the same time resigned as the president of the Company. All committee and management changes are with immediate effect.

Mr. Jinfa Wang has over 20 years of management experience in the electrical machinery equipment industry. He joined Ming Yang in 2008 and has served as senior vice president in charge of general administration, human resource and government resources since February 2012 and was in charge of SCD industrialization and government resources from January 2011 to February 2012.

“We would like to thank Mr. Zhao for his valuable contributions to Ming Yang,” commented Mr. Chuanwei Zhang, Chairman and Chief Executive Officer of Ming Yang. “On behalf of the board of directors, I would like to take this opportunity to express our sincere gratitude to Mr. Zhao and wish him the best in his future pursuits and endeavors.”

Mr. Zhang continued, “We welcome the addition of Mr. Jinfa Wang to the board, he has been with Ming Yang since 2008. Mr. Wang’s strong capabilities and rich experience in wind power industry will help strengthen the board of directors by providing valuable insight and guidance.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “to be,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Actual results or events may differ from those anticipated or predicted in this press release, and the differences may be material. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2013.

For further information, please visit the Company’s website: ir.mywind.com.cn

For investor and media inquiries, please contact:

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Beatrice Li

+86-760-2813-8898

ir@mywind.com.cn

http://ir.mywind.com.cn

SOURCE: China Ming Yang Wind Power Group Limited